Exhibit (a)(5)(B)

DOUBLEU GAMES COMMENCES ALL-CASH TENDER OFFER FOR ALL ADSs OF DOUBLEDOWN INTERACTIVE AT US$16.25 PER ADS

SEOUL, Republic of Korea — November 10, 2026 — DoubleU Games Co., Ltd. (KRX: 192080) (“DoubleU Games”) and DoubleDown Interactive Co., Ltd. (Nasdaq: DDI) (“DoubleDown”) today announced that DoubleU Games commenced its all-cash tender offer to acquire all outstanding American Depositary Shares (“ADSs”, each representing one-twentieth (1/20) of one common share) of DoubleDown not already owned by DoubleU Games or its affiliates for US$16.25 per ADS, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to the Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026, between DoubleU Games and DoubleDown (the “Agreement”). The price and other terms were negotiated by a special committee of the DoubleDown board of directors composed solely of independent and disinterested directors (the “Special Committee”), with the advice of its independent legal and financial advisors. The Special Committee unanimously (i) determined that the Agreement and the transactions contemplated thereby (the “Transactions”), including the offer, are advisable, fair to, and in the best interests of, DoubleDown and its shareholders, including holders other than DoubleU Games, its affiliates and the directors and officers of DoubleU Games and DoubleDown (the “Unaffiliated Holders”), and (ii) recommended that DoubleDown’s board of directors (the “DDI Board”) approve the Agreement and the Transactions. Following that recommendation by the Special Committee, and after considering the fairness opinion of the Special Committee’s financial advisor and in consultation with its advisors, the DDI Board unanimously (i) determined that the Agreement and the Transactions are advisable, fair to, and in the best interests of, DoubleDown and its shareholders, including the Unaffiliated Holders, (ii) approved the Agreement and the Transactions, and (iii) recommended that DoubleDown’s Unaffiliated Holders accept the offer and tender their ADSs pursuant to the offer.

The tender offer is subject to customary conditions, including (i) a minimum tender condition that DoubleU Games would own at least 95% of DoubleDown’s outstanding common shares immediately following the acceptance for payment of all ADSs validly tendered and not validly withdrawn in the offer, as determined by reference to the certificate of the tender agent (the “Minimum Tender Condition”), provided that, if DoubleU Games reasonably determines that the Minimum Tender Condition is not reasonably expected to be satisfied, DoubleU Games may, after consulting in good faith with the Special Committee and with the prior written consent of DoubleDown (given by the DDI Board following the recommendation of the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed, reduce but not waive, the Minimum Tender Condition to not less than 90%; (ii) a non-waivable “majority-of-the-minority” condition that more than 50% of the ADSs held by the Unaffiliated Holders be validly tendered and not validly withdrawn; and (iii) the recommendation of the DDI Board to the Unaffiliated Holders to accept the offer and tender their ADSs pursuant to the offer having been made and not withdrawn or adversely modified (which condition DoubleU Games may waive in its sole discretion). In the event that the offer is completed, DoubleU Games has agreed to acquire the remaining common shares (including common shares represented by ADSs) not acquired in the offer through a second-step transaction under the Korean Commercial Act for the same price per ADS that it pays pursuant to the offer.

The Special Committee received a fairness opinion from Kroll, LLC, operating through its Duff & Phelps Opinions Practice, its independent financial advisor, in connection with the tender offer. The tender offer is not subject to any financing conditions. DoubleU Games is obligated to pay the cash required pursuant to the tender offer if all conditions of the offer are satisfied. DoubleU Games expects to fund the offer and the second-step transaction with cash on hand and financing from a bridge loan facility of up to KRW300 billion provided by the lenders named therein, for which Korea Investment & Securities Co., Ltd. is acting as mandated lead arranger, facility agent and security agent. Completion of the offer remains subject to the conditions described above; there can be no assurance that the offer will be completed.

Paul Hastings LLP and Kim & Chang are serving as U.S. and Korean legal counsel, respectively, to DoubleU Games. Roth Capital Partners, LLC is acting as dealer manager, Georgeson LLC is acting as information agent and Citibank, N.A. is acting as tender agent for the offer. Kroll, LLC is serving as financial advisor to the Special Committee, and Ropes & Gray LLP and Lawfirm Goodplan are serving as U.S. and Korean legal counsel, respectively, to the Special Committee. Greenberg Traurig, LLP and Bae, Kim & Lee LLC are serving as U.S. and Korean legal counsel, respectively, to DoubleDown.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of DoubleDown. This communication is not a substitute for the tender offer materials that DoubleU Games and DoubleDown have filed with the U.S. Securities and Exchange Commission (the “SEC”). DoubleU Games has filed a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a related Letter of Transmittal and other offer documents), DoubleU Games and DoubleDown have jointly filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (which may be combined with the Schedule TO), and DoubleDown has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

HOLDERS OF ADSs ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SCHEDULE 13E-3 AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING A TENDER OF THEIR ADSs. These materials are available free of charge on the SEC’s website at www.sec.gov. The tender offer materials may also be obtained free of charge from Georgeson LLC, the information agent for the offer, toll free at +1 (888) 745-7950 (or +1 (516) 454-5409 from outside the U.S. and Canada) or by email at doubledownoffer@georgeson.com. Free copies of the documents filed by DoubleDown may also be obtained by contacting DoubleDown at ir@doubledown.com or by visiting DoubleDown’s website at https://doubledowninteractive.com.

Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding the tender offer, the second-step transaction, the expected timing of the Transactions, the anticipated delisting of the ADSs and the termination of DoubleDown’s reporting obligations. Forward-looking statements are based on current expectations and are subject to risks and uncertainties, including uncertainties as to the timing of the tender offer; how many ADS holders will tender their ADSs; the possibility that the minimum tender condition (which may be reduced by DoubleU Games, with the prior written consent of DoubleDown, such consent not to be unreasonably withheld, conditioned or delayed, to not lower than 90%, but not waived) or the non-waivable majority-of-the-minority condition will not be satisfied; the possibility that the second-step transaction will not be completed or will be delayed, including where approval of DoubleU Games’ shareholders is required; the effects of the Transactions on relationships with employees, players, platform providers and business partners; litigation relating to the Transactions; transaction costs; fluctuations in the Korean won to U.S. dollar exchange rate; the effect of the announcement on the trading price of the ADSs; and the other risks described in DoubleDown’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and its other filings with the SEC, and in DoubleU Games’ public disclosures in Korea. Actual results may differ materially. Neither DoubleU Games nor DoubleDown undertakes any obligation to update any forward-looking statement, except as required by law.

About DoubleU Games

DoubleU Games Co., Ltd. (KRX: 192080), headquartered in Seoul, is the controlling shareholder of DoubleDown Interactive Co., Ltd., owning approximately 67.05% of its outstanding common shares.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. DoubleDown’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Through its subsidiary WHOW Games GmbH, headquartered in Hamburg, Germany, DoubleDown offers exciting social casino experiences to European players. In addition, DoubleDown’s subsidiary, SuprNation, operates three real-money iGaming sites in Western Europe.

Contacts:

DoubleU Games Investor Relations — Tel +82-2-501-7216 — Email ir@doubleugames.com |

DoubleDown Investor Relations —

Joe Sigrist, Chief Financial Officer — Tel +1 (206) 773-2266 — Email ir@doubledown.com

Joseph Jaffoni, Christin Armacost, JCIR — Tel +1 (212) 835-8500 — Email DDI@jcir.com

Georgeson LLC, Information Agent —

Toll Free +1 (888) 745-7950 (or +1 (516) 454-5409 from outside the U.S. and Canada)

Email doubledownoffer@georgeson.com